

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

<u>Via Facsimile</u>
Forbes I.J Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

> **Re: Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed October 28, 2013**
> **Form 10-Q for the Quarterly Period Ended November 30, 2013**
> **Filed January 9, 2014**
> **File No. 001-14063**

Dear Mr. Alexander:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief